SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                (RULE 13D - 102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                          APACHE MEDICAL SYSTEMS, INC.

                                (Name of Issuer)

                                     COMMON

                         (Title of Class of Securities)

                                    99C000660

                                 (CUSIP Number)

                                  ------------


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------------
CUSIP NO. 99C000660                 13G
-----------------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

      Benefit Capital Management Corporation
      06-1204181
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [   ]
                                                                    (b)  [   ]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     5        SOLE VOTING POWER
     NUMBER OF                508,085
      SHARES         -----------------------------------------------------------
   BENEFICIALLY      6        SHARED VOTING POWER
     OWNED BY                 0
       EACH          -----------------------------------------------------------
     REPORTING       7        SOLE DISPOSITIVE POWER
    PERSON WITH               508,085
                     -----------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      508,085
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------
CUSIP NO. 99C000660                 13G
-------------------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATIONS NOS. OF ABOVE PERSONS

      Union Carbide Corporation
      06-1255728
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [   ]
                                                                    (b)  [   ]

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------

                     5        SOLE VOTING POWER
     NUMBER OF                0
      SHARES         -----------------------------------------------------------
   BENEFICIALLY      6        SHARED VOTING POWER
     OWNED BY                 508,085
       EACH          -----------------------------------------------------------
     REPORTING       7        SOLE DISPOSITIVE POWER
    PERSON WITH               0
                     -----------------------------------------------------------
                     8        SHARED DISPOSITIVE POWER
                              508,085

--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      508,085
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                      |_|

--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      7.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.
                  (a)  NAME OF ISSUER.

                  Apache Medical Systems, Inc., a Delaware corporation (the I"Issuer").

                  (b) ADDRESS OF ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES.

                  The Issuer's principal executive offices are located at 1650 Tysons Boulevard, McLean, Virginia 22102.

 ITEM 2.          (a)  NAMES OF  PERSONS  FILING.

                  This statement is filed by the following persons: (a) Benefit Capital Management Corporation ("BCMC"), in its capacity as Investment Manager for Separate Account No. VCA-GA-5298 (the "Account") of The Prudential Insurance Company of America ("Prudential") and (b) Union Carbide Corporation ("UCC").

                  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

                  The principal business office of each of BCMC and UCC is 39 Old Ridgebury Road, Danbury, Connecticut 06817.

                  (c)  CITIZENSHIP.

                  BCMC is a Delaware corporation. UCC is a New York corporation.

                  (d) TITLE OF CLASS OF SECURITIES.

                  This statement relates to shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Issuer.

                  (e)  CUSIP NUMBER.

                  99C000660

ITEM 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.           OWNERSHIP.

                  (a)      AMOUNT BENEFICIALLY OWNED.

                  Each of BCMC and UCC beneficially owns 508,085 shares of Issuer's Common Stock.

                  (b)      PERCENT OF CLASS.

                  Each of BCMC and UCC -- 7.4%.

                  (c) POWER TO VOTE OR DIRECT THE VOTE AND DISPOSE OR DIRECT THE DISPOSITION OF SECURITIES.

                           (i) BCMC has sole power to vote or dispose or to direct the vote or disposition of the shares of Issuer's Common Stock.

                           (ii) UCC has shared power to vote or dispose or to direct the vote or disposition of the shares of Issuer's Common Stock.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Pursuant to an agreement with UCC, BCMC manages the assets of the Plan. The shares of Issuer's Common Stock reported in this Schedule as being beneficially owned by BCMC and UCC are assets of the Plan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  Not applicable.



                            [SIGNATURES ON NEXT PAGE]

                         SIGNATURE/SIGNED IN COUNTERPART

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                       BENEFIT CAPITAL MANAGEMENT
                                       CORPORATION



Dated:  February 14, 1997              By:/s/ Susan DeCarlo
                                          --------------------------------------
                                          Susan DeCarlo, Chief Financial Officer


                                       UNION CARBIDE CORPORATION



Dated:  February 14, 1997              By:/s/ John MacDonald
                                          --------------------------------------
                                          Name:  John MacDonald
                                          Title: Secretary

                                  EXHIBIT INDEX
                  EXHIBIT

1.                Joint Filing Agreement.

                                    EXHIBIT 1

                  THIS DOCUMENT HAS BEEN SIGNED IN COUNTERPART

                             JOINT FILING AGREEMENT


                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of APACHE MEDICAL SYSTEMS, INC., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof each of the undersigned, being duly authorized, hereby execute this Agreement on the date set forth opposite its name.

                                       BENEFIT CAPITAL MANAGEMENT
                                       CORPORATION


Dated:  February 14, 1997              By:/s/ Susan DeCarlo
                                          --------------------------------------
                                          Susan DeCarlo, Chief Financial Officer


                                       UNION CARBIDE CORPORATION



Dated:  February 14, 1997              By:/s/ John MacDonald
                                          --------------------------------------
                                          Name:  John MacDonald
                                          Title: Secretary